5337

4-1-02

02030012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

AMERICAN ISRAELI PAPER MILLS LIMITED
(Translation of Registrant's Name into English)

P. O. Box 142, Hadera, Israel
(Address of Principal Executive Offices)

Green Lind & McNulty Inc.
ADVERTISING
MARKETING
PUBLIC RELATIONS
1435 Morris Avenue, Union New Jersey 07083
Tel 908 • 686 • 7500 Fax 908 • 686 • 4757
email:glmcn@aol.com • www.green-lind-mcnulty.com

NEWS

CLIENT: AMERICAN ISRAELI PAPER MILLS LTD.

FROM: PHILIP Y. SARDOFF

DATE: IMMEDIATE

AMERICAN ISRAELI PAPER MILLS LTD. DECLARES CASH DIVIDEND

Hadera, Israel, March 20,2002...The Board of Directors of American Israeli Paper Mills Ltd. (ASE:AIP) declared an interim cash dividend in the amount of NIS 5.77 ($1.25) per share (a total of about NIS 22.6 million). The dividend will be paid on April 23,2002 to shareholders of record on April 8,2002. The dollar value of the cash dividend is calculated at the exchange rate in effect on March 19,2002 of NIS 4.628 to $1.00. The rate of exchange on the record date will determine the exact dollar payment.

The dividend is subject to a 25% tax imposed by the State of Israel.

The Company announced that no Ordinary Share transfers between its New York and Israeli registers will be permitted from April 4,2002 through and including April 9,2002 The purpose of this action is to avoid the confusion which may result from the different ex-dividend dates which are in effect on the American Stock Exchange and the Tel Aviv Stock Exchange. The ex-dividend dates on the American Stock Exchange and the Tel Aviv Stock Exchange are April 4,2002 and April 9,2002 respectively.

The temporary suspension of transfers between registers will not affect the trading of Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LIMITED

By Lea Katz

Lea Katz, Corporate Secretary

Dated: March 20, 2002